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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number 001-07149

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K Form [ ] 11-K Form 20-F [X] Form 10-Q  [ ] Form N-SAR

                      For Period Ended: SEPTEMBER 30, 2001

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ________________________________________


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:      ITIS Inc.

Former Name if Applicable:    Planet Resources, Inc.; Internet Law Library, Inc.

Address of Principal Executive Office (STREET AND NUMBER): 4301 Windfern Road,
                                                           Suite 200

City, state and zip code:     Houston, Texas 77041


                                     PART II
                             RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

 [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

ITIS entered into an agreement in October 2000 to acquire stock in Compass Data Systems, Inc. from three individual Compass shareholders. Under the terms of the agreement, sixty-eight percent of Compass stock was to be delivered; the required percentage was never received. Further, it appears that the three Compass shareholders never took appropriate action with respect to the sale. As of October 31, 2001, the operations and management of Compass, previously reported as a subsidiary of ITIS, were turned over to current Compass employees.

In August 2001, certain shareholders of Compass filed suit in Washoe County, Nevada against the aforementioned three shareholders, alleging that the stock the three individuals delivered was not valid, and that as a result, ITIS has no ownership interest in Compass. The wrongful actions as alleged in the suit relate to stock ownership of a predecessor of Compass. ITIS is not a party to this lawsuit and intends to place the shares of Compass received in the transaction in the registry of the Nevada Court and to cancel the shares of ITIS that were issued to the three individuals.

As a result of the above circumstances, the Company is in the process of determining the impact on the balance sheet and statement of operations for the quarter and the nine months ended September 30, 2001. The Company expects that the calculations and estimates necessary to properly reflect the disposition of Compass will be completed and the Form 10-Q will be filed within five days after the filing deadline.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           JOANNA HOOVER              281               600-6000 EXT. 527
     --------------------------   ------------      ------------------------
             (Name)                (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes    [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a decrease in its net loss for the quarter and nine months ended September 30, 2001 as compared to the corresponding periods ended September 30, 2000. While the necessary calculations and estimates to determine the impact of the disposition of Compass Data Systems, Inc. are currently being undertaken, the result of the disposition of Compass cannot be reasonably estimated at this time.

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                                    ITIS INC.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  NOVEMBER 14, 2001                   By    /s/ JOANNA HOOVER
     -------------------                     ---------------------------------
                                          Joanna Hoover
                                          Chief Financial Officer